UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                           Quest Resource Corporation
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    748349107
                                    ---------
                                 (CUSIP Number)

                               September 30, 2005
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 2 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             569,339
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            569,339
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           569,339
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.35%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 748349107                   13G                     Page 3 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             569,339
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH:
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            569,339
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           569,339
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.35%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):     Name of Issuer:

               The name of the issuer is Quest Resource Corporation, a corporation organized under the laws of the State of Nevada (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:

               The Company's principal executive office is located at 9520 N. May Avenue, Suite 300, Oklahoma City, Oklahoma 73120.

Item 2(a):     Name of Person Filing:

               This Schedule 13G is filed by:

               (i) Third Point LLC (f/k/a Third Point Management Company L.L.C.), a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly beneficially owned by the Funds; and

               (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive
                    Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

               The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 390 Park Avenue, 18th Floor, New York, New York 10022.

Item 2(c):     Citizenship:

               The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

Item 2(d):     Title of Class of Securities:

               Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):     CUSIP Number:

               748349107

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               A.   [ ] Broker or dealer registered under Section 15 of the Act,
               B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
               C.   [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
               D.   [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
               E.   [ ] Investment Adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E),
               F.   [ ] Employee Benefit Plan or Endowment Fund in accordance
                        with 13d-1 (b)(1)(ii)(F),
               G.   [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
               H.   [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
               I.   [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:

               The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

     A.   Third Point LLC
          (a)  Amount beneficially owned: 569,339
          (b) Percent of class: 3.35%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 16,995,549 shares of Common Stock stated to be issued and outstanding as of August 15, 2005, as reflected in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 15, 2005 (the "Form 10-Q").
               (c) Number of shares as to which such person has:
                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 569,339
                    (iii) Sole power to dispose or to direct the disposition: 0
                    (iv)  Shared power to dispose or to direct the disposition:
                          569,339

          B.   Daniel S. Loeb
               (a) Amount beneficially owned: 569,339
               (b) Percent of class: 3.35%
               (c) Number of shares as to which such person has:
                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 569,339
                    (iii) Sole power to dispose or to direct the disposition: 0
                    (iv)  Shared power to dispose or to direct the disposition:
                          569,339

               None of the Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

               As described in Item 8 below, the Reporting Persons may be deemed to have beneficially owned or to beneficially own certain other shares of Common Stock. The Reporting Persons disclaim beneficial ownership of such other shares.

Item 5:        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:

               The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable.

Item 8:        Identification and Classification of Members of the Group:

               As a result of their acting together in connection with the purchase of the Common Stock, the Reporting Persons may be deemed to have been or to be members of a group with each of Fondren Partners LP, a Texas limited partnership ("FP LP"), and Fondren Partners Offshore Ltd., a Cayman Islands exempted company ("FP Offshore", and together with FP LP, "Fondren"), and may be deemed to have beneficially owned or to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by Fondren. In addition, the Management Company has been advised that Fondren beneficially owns an additional 147,000 shares of Common Stock separate and apart from the Common Stock Fondren owns through the joint purchase with the Reporting Persons. Accordingly, on this basis, the Reporting Persons might be deemed to have beneficially owned or to beneficially own, in the aggregate, together with Fondren, 1,285,678 shares, or 7.56%, of the outstanding shares of Common Stock (which includes 716,339 shares of Common Stock beneficially owned by Fondren). Each of the Reporting Persons identified in Item 2 disclaims beneficial ownership of the Common Stock held by Fondren and any pecuniary interest therein.

               Attached is an exhibit (Exhibit 99.1) listing the members of the group.

Item 9:        Notice of Dissolution of Group:

               Not applicable.

Item 10:       Certification:

               Each of the Reporting Persons hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 2005


                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                           -------------------------------------
                                           Name:  Daniel S. Loeb
                                           Title:  Chief Executive Officer


                                        /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Daniel S. Loeb






















                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                           QUEST RESOURCE CORPORATION]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1:  Identity of Group Members Pursuant to Item 8

Exhibit 99.2: Joint Filing Agreement, dated October 10, 2005, by and between Third Point LLC and Daniel S. Loeb